Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-191325) of Adecoagro S.A. of our report dated March 17, 2015 relating to the consolidated financial statements for the year ended December 31, 2014, which appears in Form 6-K of Adecoagro dated March 20, 2015.

PRICE WATERHOUSE & CO. S.R.L.

by    /s/ Marcelo de Nicola         (Partner)

Marcelo de Nicola

Buenos Aires, Argentina

March 20, 2015